Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

[JANUS LETTERHEAD]

December 15, 2016

Dear Valued Client,

As previously announced, Janus Capital Group Inc. (Janus), and Henderson Group plc (Henderson) have reached an agreement to merge as equals to create a leading global active asset manager.   The firms are well aligned in terms of strategy and business mix and we anticipate their complementary nature will facilitate a smooth integration.

The merger gives the combined organization a greatly diversified investment strategy lineup to better address a broader range of client needs.  Due to the complementary nature of the strategies managed by Janus and Henderson, there are only a small number of products that are similar between the two firms.  In certain instances, we are proposing changes to mutual funds and strategies, which we believe will create the strongest investment team and product offerings available to clients around the world.

As such, we are proposing that shareholders approve Henderson Investment Management Limited (HIML) as sub-adviser to Janus Global Real Estate Fund.  If approved by shareholders, HIML would become sub-adviser following Janus’ merger with Henderson in the second quarter of 2017, pending all requisite approvals.  HIML would be responsible for the day-to-day management of a portion of the investment operations of Janus Global Real Estate Fund subject to the general oversight of Janus Capital Management LLC (Janus Capital).  Janus Capital would continue to be responsible for the day-to-day management of a portion of the investment operations of Janus Global Real Estate Fund. Upon approval, HIML’s Guy Barnard would manage European real estate / property equities, HIML’s Tim Gibson would manage Asia real estate / property equities, and Pat Brophy, the Fund’s current Portfolio Manager, would manage U.S. real estate / property equities for the Fund. Combining the team provides the most seasoned resources focused on Property Equities to best serve the objectives of the Fund. Biographies for the Managers can be found below.

We thank you for the trust you put in Janus.  You can be assured that our priority is on investment execution and delivering the highest level of service.

Best regards,

/s/ ENRIQUE CHANG

Enrique Chang
President, Head of Investments, Janus Capital Group

Guy Barnard joined Henderson Global Investors in 2006 as an analyst with the Property Equities team. He subsequently became a Fund Manager in 2008, deputy head of Global Property Equities in 2012 and Co-head of Global Property Equities in 2014. He began his career within the Financial Control function at UBS where he spent a period of three years. Guy holds a First Class BSc (Hons) degree in Mathematics and Management from Loughborough University and is a CFA charterholder.

Tim Gibson joined Henderson in 2011 as Co-Head of Global Property Equities. Before joining Henderson, Tim was a European fund manager at AMP Capital Brookfield, responsible for portfolio construction and execution of an indirect real estate fund. Prior to this, Tim worked as an analyst for Morgan Stanley in their European Real Estate Investment Team, in London and Amsterdam, providing investment recommendations on property companies in the UK and Europe. Tim holds an MA (Hons) in Economics from St Andrews University, Scotland and received the Robert Trent Jones Scholarship to the University of Western Ontario, Canada.

Patrick Brophy is Portfolio Manager of the Janus Global Real Estate strategy. Prior to joining Janus as a portfolio manager in March 2005, he was a principal/partner at THK Associates, Inc., a Denver-based market economics and land-planning firm. His expertise is in economic analysis, real estate valuation, and property development and acquisition strategies. Mr. Brophy has completed numerous economic and feasibility studies for a wide range of residential, industrial, office, retail and golf/resort projects nationwide. For several years prior to joining Janus, he focused on strategic consultation for his clients —  acquisition/deal structuring, financial/cash flow analysis, and financing structure and opportunities. In 2001, Mr. Brophy founded Colt Properties, LLC, a real estate investment company that remains active, focusing on acquisition and development opportunities in the retail, industrial, and multi-family sectors. Mr. Brophy received his bachelor of arts degree in history from Dartmouth College. Mr. Brophy has 26 years of financial industry experience.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.